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                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F _______
                      -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes _______                                    No    X
                                                              -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)


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                       TSMC & NVIDIA REAFFIRM PARTNERSHIP

     SANTA CLARA, CA & HSINCHU, TAIWAN--MARCH 26, 2003--NVIDIA Corporation (Nasdaq: NVDA), the worldwide leader in visual processing solutions, and TSMC (Taiwan Semiconductor Manufacturing Company) (NYSE: TSM), the worldwide leader in dedicated foundries, today reaffirmed their long-time relationship, and pointed out that TSMC will remain NVIDIA's primary foundry partner.

     "Partnership with TSMC has been one of the key reasons of NVIDIA's success today. TSMC remains a vital partner of NVIDIA's and an integral part of our long-term strategy and success. As our graphics processors continue to push the envelope and require the best in semiconductor processing technology, we look forward to building our next generation of graphic GPU products including GeForce with them." stated Jen-Hsun Huang, CEO and president at NVIDIA.

     "NVIDIA and TSMC have enjoyed a long and successful relationship, shipping over 200 million graphics and media communications processors over the last five years. Through our close relationship with NVIDIA, we have established many firsts and created many innovations, helping each other to fundamentally change the landscape of our respective industries," said Dr. Morris Chang, Chairman and CEO at TSMC. "We look forward to working together on innovative technologies and integrated service, which will shape our future."

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About NVIDIA

NVIDIA Corporation is a market leader in visual computing technology dedicated to creating products that enhance the interactive experience on consumer and professional computing platforms. Its graphics and communications processors have broad market reach and are incorporated into a wide variety of computing platforms, including consumer digital-media PCs, enterprise PCs, professional workstations, digital content creation systems, notebook PCs, military navigation systems and video game consoles. NVIDIA is headquartered in Santa Clara, California and employs more than 1,500 people worldwide. For more information, visit the Company's Web site at www.nvidia.com.

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company operates one advanced 300mm wafer fab, six eight-inch fabs and one six-inch wafer fab. TSMC also has substantial capacity commitments at two joint ventures fabs (Vanguard and SSMC) and at its wholly-owned subsidiary, WaferTech. In early 2001, TSMC became the first IC manufacturer to announce a 90-nanometer technology alignment program with its customers. TSMC's corporate headquarters are in Hsin-Chu, Taiwan. For more information about TSMC, go to http://www.tsmc.com.

                                      # # #

For further information, contact:

JH Tzeng                                       Chuck Byers
Public Relations Department                    TSMC North America
TSMC                                           408-382-7919
886-3-567-3338                                 cbyers@tsmc.com
jhtzeng@tsmc.com.tw

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: March 26, 2003          By /s/  Harvey Chang
                                --------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer